Mail Stop 3561

June 19, 2006

<u>Via Fax and U.S. Mail</u>

Mr. Doug W. Naidus
MortgageIT Securities Corp.
33 Maiden Lane
New York, NY  10038

**Re:     MortgageIT Securities Corp.**
          **Amendment No. 2 to Registration Statement on Form S-3**
          **Filed May 25, 2006**
          **File No. 333-131288**

Dear Mr. Naidus:

        We have reviewed your responses to the comments in our letter dated April 7, 2006 and have the following additional comments.  Please note that all page references below correspond to the marked version of your filing provided by counsel.

**<u>Registration Statement on Form S-3</u>**

<u>Purchase Obligations, page 56</u>

1. Please explain whether the trustee, issuing entity or a party designated by the issuing entity will have the power to exercise the put option.  If so, please explain whether such purchase obligations are consistent with the requirements of Rule 3a-7 of the 1940 Act.  Specifically, please explain whether the sale of the issuing entity's assets pursuant to an agreement based on a conditional event is consistent with the requirement in Rule 3a-7(a)(3) that the assets disposed of by the issuing entity are not done for the primary purpose of recognizing gains or decreasing losses resulting from market value changes.  Please also explain whether the sale of the issuing entity's assets is consistent with the requirement in Rule 3a-7(a)(1) that the issuing entity issue fixed-income or other securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.

Alternatively, please explain whether the issuing entity will be relying on a different exception or exemption from the 1940 Act. If, for example, the issuing entity intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity's asset composition will comply with interpretations issued by IM regarding Section 3(c)(5)(C). Please note that, in the staff's view, an issuer is not excepted under Section 3(c)(5)(C) unless at least 55% of its assets directly consist of "mortgages and other liens on and interests in real estate" and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec. 19, 1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45% of the issuer's assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer's assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992) at p. 72.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc:     Via Facsimile (212) 912-7751
        Mr. Richard Simonds, Esq.